UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2007

Commission File Number: 000-22628

ARCADIS N.V.

(Translation of registrant’s name into English)

Nieuwe Stationsstraat 10

6811 KS Arnhem

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A

ARCADIS NV Nieuwe Stationsstraat 10 P.O. Box 33 6800 LE Arnhem
The Netherlands
PRESS RELEASE	Tel +31 26 3778 292
Fax +31 26 4438 381
ARCADIS ACQUIRES U.K. PROJECT MANAGEMENT FIRM	www.arcadis-global.com

ARNHEM, THE NETHERLANDS – AUGUST 13, 2007 – ARCADIS (EURONEXT: ARCAD), the international consultancy and engineering company, announced today that it has acquired 100% of the shares of the APS Group Companies APS Project Management Ltd and APS Cost Management Ltd in the U.K. and 70% of APS Gulf FZ LLC in Dubai. Overall, APS group employs approximately 70 people and has gross revenues of over GBP 9 million. The transaction is expected to be immediately accretive to earnings per share. Further financial details were not disclosed.

APS specializes in project management, cost control and consultancy services for real estate and property development for private clients. The company focuses on Commercial, Residential, Retail, Leisure, Telecommunications and Financial sectors. APS currently has an extensive portfolio of building projects under its management. The company is primarily active in the U.K. market and has offices in London and Bristol. The firm also has offices in Dubai, which is the operational base for APS Gulf.

“The acquisition of APS further reinforces our presence in the U.K. project management market and establishes a base in the Middle East.” says Michiel Jaski, member of the Executive Board of ARCADIS. “The acquisition of APS through AYH plc, our U.K. operation, is an ongoing development of our strategy to transition our activities in the buildings segment to higher added value services. APS will strengthen ARCADIS Worldwide Project Consulting that enables us to support our clients in managing their global property portfolios and development plans.”

“This transaction represents an excellent structure for APS to maximize the growth opportunities the business is currently experiencing. In addition it will also increase the opportunities for our management and staff to develop within a truly global organization.” says Eric Wallace, chairman of APS Group. “Our clients will benefit significantly, as with the combined strength of AYH and ARCADIS, we will be able to offer project management and consultancy services on a global basis through ARCADIS Worldwide Project Consulting.”

ARCADIS is an international company providing consultancy, engineering and management services in infrastructure, environment and facilities, to enhance mobility, sustainability and quality of life. ARCADIS develops, designs, implements, maintains and operates projects for companies and governments. With more than 12,000 employees and over €1.4 billion in gross revenue, the company has an extensive international network that is supported by strong local market positions.

Except for historical information contained herein, the statements in this release are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties that may cause the company’s actual results in future periods to differ materially from forecasted results. Those risks include, among others, risks associated with possible changes in environmental legislation and risks with regard to the Company’s ability to acquire and execute projects. These and other risks are described in ARCADIS’ filings with the Securities and Exchange Commission over the last 12 months, copies of which will be available from the SEC or may be obtained upon request from the Company.

For more information contact: Joost Slooten of ARCADIS at *31-26-3778604 or e-mail at jslooten@arcadis.nl. Visit us on the internet: www.arcadis-global.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARCADIS N.V.

Date: August 14, 2007	By:	/s/ C.M. Jaski
Member Executive Board